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January 16, 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Judiciary Plaza
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Companhia Força e Luz Cataguazes-Leopoldina
File No. 82-5147

Dear Ladies and Gentlemen:

We have attached a list (Schedule I hereto) of documents that Companhia Força e Luz Cataguazes Leopoldina (the "Company") has (a) made or is required to make public pursuant to the laws of Brazil, (b) filed or is required to file with the São Paulo Stock Exchange and which was made public thereby or (c) distributed or is required to distribute to its security holders, in each case since December 17, 2003 in accordance with the requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 12g3-2(b) promulgated thereunder. An English translation of each such document is attached as an exhibit to Schedule I.

We are furnishing the information set forth above on the understanding that such information will not be deemed either "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information will constitute an admission for any purpose that the Company is subject to the provisions of the Exchange Act.

Dlw 1/28

If you have any questions regarding any of the foregoing, please feel free to call the undersigned at (011-55-11) 3147-5600.

Very truly yours,

Miguel S. Lawson

Schedule I

TABLE OF CONTENTS

COMPANHIA
FORÇA E LUZ
CATAGUAZES
LEOPOLDINA

(1)

Companhia Força e Luz Cataguazes Leopoldina

Publicity Traded Corporation
CNPJ (Federal Taxpayers No.) 19.527.639/0001-58

Relevant Information

It is hereby informed that by means of the decision rendered upon this date by the Justice hearing appeal 22451/03, lodged by the company against Fondelec Essential Services Growth Fund L.P. and others, and against the decision handed down by the Justice of the 4th Business Court, the payment of fixed or minimum dividends to preferred shareholders has been authorized, in accordance with company by-laws, based upon the capital of the company prior to the reduction approved by the resolution made at the Extraordinary Shareholders' Meeting on December 09, 2003.

A similar decision was rendered for Appeal no. 22.510/03, lodged by the shareholder Alliant Energy Holdings do Brasil Ltda against the decision handed down by the Judge on duty on December 07, 2003.

The amount corresponding to the dividends of the preferred shareholders not connected to the shareholders' agreement recorded at the company head offices, has been deposited at the Banco do Brasil S.A. under court order, and is to be debited from the company's capital reserves.

Cataguases, December 19, 2003.

Mauricio Perez Botelho
Investor Relations Director

Sede: Praça Rui Barbosa 80, Cataguases, MG 36770-901 - Tel. (xx)(32) 3429-6000 – Fax: (xx) (32) 3422-1701
Escr. Rio: Av. Presidente Vargas, 463 - 4° andar, Rio de Janeiro, RJ 20071-003 - Tel.:(xx)(21) 2122-6900 - Fax: (xx)(21) 2122-6931
www.cataguazes.com.br – CNPJ 19.527.639/0001-58 - Incr. Est. 153.056023.0000

COMPANHIA FORÇA E LUZ CATAGUAZES LEOPOLDINA

2

Companhia Força e Luz Cataguazes Leopoldina

Publicity Traded Corporation
CNPJ (Federal Taxpayers' No.) 19.527.639/0001-58

Relevant Information

This document refers to the notice published on December 19, adding further information thereto owing to the events, which have taken place since said notice was published.

On December 12, 2003, the Justice hearing Appeal 22451/03, currently being heard at the Rio de Janeiro Court of Appeals, against the decision handed down by the Judge who heard the case on December 07, 2003 as lodged by the Company against shareholders Fondelec Essential Services Growth Fund, L.P. ("Fondelec") and The Latin America Energy And Electricity Fund I, L.P ("Latin America"), awarded an injunction suspending the effectiveness of the resolutions approved at the CFLCL Extraordinary Shareholders' Meeting held on December 09, 2003.

On December 18, 2003 the Justice hearing Appeal 22510/03 lodged by Alliant Energy Holdings do Brasil Ltda. ("Alliant"), against the Company and others, which is also being heard at the Rio de Janeiro Court of Appeals, awarded an injunction, with the same purpose of suspending the effects of the aforementioned resolutions approved at the Extraordinary Shareholders' Meeting.

All the decisions have arisen out of appeals lodged by the parties against preliminary injunctions originally handed down by the Judge of the 4th Business Court of Rio de Janeiro on the following cases: Common lawsuit claiming an interim injunctive relief filed by Alliant – no. 2003.001.142935-0; Common lawsuit claiming an interim injunctive relief filed Fondelec and Latin America – no. 2003.001.146051-3.

As stated by the notice published earlier on December 19, 2003, the previous decision made by the Justice hearing the appeal of December 12, 2003, was partially amended by Appeal 22451/03, authorizing the Company to pay the fixed or minimum dividends to its preferred shareholders based upon the capital of the company prior to the reduction approved by the resolution made at the Extraordinary Shareholders' Meeting of December 09, 2003, with the rest of the appealed decision upheld. This decision was extended to Appeal 22510/03 on the same date.

Following the aforementioned decisions rendered on December 19, 2003 concerning the appeals set forth above, the amount corresponding to the dividends of the preferred shareholders not connected to the shareholders' agreement recorded at the company head offices, has been deposited in a court deposit at the Banco do Brasil S.A., as had been declared earlier.

It has come to the Company's knowledge that the same Judge of the 4th Business Court has once again suspended the resolutions made at the Extraordinary Shareholders' Meeting of December 09, 2003 by means of interim injunction, case no. 2003.001.143030-2 filed by Fondelec and Latin America. These resolutions are currently being addressed by the Court of Appeals.

Furthermore, upon this date the Company has received an Official Letter from the Justice of the 7th Civil Court of the Court of Appeals presiding over Appeal 439.627-4, denying an injunction against the decision rendered by the Judge at the Ubá court, in Minas Gerais state, in the documentation of a second suit also filed by Alliant. The Justice stated that the injunction was not appropriate "due to the fact that an equal dispute between the same parties had been brought before the justice of the Rio de Janeiro court".

The Company shall continue taking the appropriate measures to get the resolutions made at by the Shareholders' Meeting upheld.

Cataguases, December 22, 2003.

Mauricio Perez Botelho
Investor Relations Director

COMPANHIA FORÇA E LUZ CATAGUAZES LEOPOLDINA

3

Companhia Força e Luz Cataguazes Leopoldina
Publicity Traded Corporation
CNPJ (Federal Taxpayers No.) 19.527.639/0001-58

Relevant Information

We hereby give notice that by means of an order published in the Official Gazette on December 24, 2003, the Director General of the Brazilian Electricity Regulatory Agency – Aneel, has denied the injunction sought by the appeal as lodged by Alliant Energy Holding do Brasil, and has approved the amendments to the Company's by-laws resolved at the General Shareholders' Meeting held on December 09, 2003, submitted to the agency for approval, as follows:

"Order 995 of December 23, 2003 – THE DIRECTOR GENERAL OF THE NATIONAL ELECTRICITY REGULATORY AGENCY – ANEEL, pursuant to the authority vested in his office based on art 53, section V of the appendix to ANEEL Resolution 233 of July 14, 1998, including the amendments thereto as introduced by ANEEL Resolution 81 of February 18, 2003, taking into consideration the resolution of the Executive Committee, which is set forth in Process 48500.004286/03-12, and considering the injunction requested by Alliant Energy Holding do Brasil Ltda. against Official Letter 2006/2003-SFF/ANEEL of December 09, 2003, which approved the amendment to the by-laws submitted to the approval of the Agency, in addition to reconsidering the decision contained in item 8 "a" of Official Letter 2.058/2003-SFF/ANEEL of December 05, 2003, to dismiss the condition that the reduction to the paid in capital be preceded by the absorption of the losses by the existing reserves, now therefore resolves not to award the injunction requested, due to the absence of the requirements for serious and unrecoverable damages, which would justify the granting of the injunction. Signed) José Mário Miranda Abdo."

Cataguases, December 30, 2003.

Mauricio Perez Botelho
Investor Relations Director

Sede: Praça Rui Barbosa 80, Cataguases, MG 36770-901 - Tel. (xx) (32) 3429-6000 – Fax: (xx) (32) 3429-6317
Escr. Rio: Av. Presidente Vargas, 463 - 4° andar, Rio de Janeiro, RJ 20071-003 - Tel.:(xx) (21) 2122-6900 - Fax: (xx) (21) 2122-6931
www.cataguazes.com.br – CNPJ 19.527.639/0001-58 - Incr. Est. 153.056023.0000